UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

____________________

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

On July 31, 2018, AC Immune SA (the “Company”) announced the closing of its second subscription rights offering (the “Offering”) to eligible shareholders to subscribe for 1,500,000 newly issued common shares, nominal value CHF 0.02 per share, at a price per common share of $11.75 (“Common Shares”), for gross proceeds of $17.6 million. Previously, on July 23, 2018, the Company closed its first subscription rights offering and registered public offering of 8,500,000 of its Common Shares at an offering price of $11.75 per share for aggregate gross proceeds of $99.9 million, bringing aggregate gross proceeds for all three offerings to $117.5 million.

The Offering is being made pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-224694) previously filed with the Securities and Exchange Commission and a prospectus supplement thereunder.

A copy of the opinion of Vischer AG, Swiss counsel for the Company, relating to the validity of the common shares issued and sold in the Offering is attached as Exhibit 5.1 hereto.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number 333-224694) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC Immune SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

Date: July 31, 2018

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Vischer AG
23.1	Consent of Vischer AG (included in Exhibit 5.1)